UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-7275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN FOR EMPLOYEES OF CULLEN/FROST BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Contents

Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

San Antonio, Texas
June 23, 2008

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,

	2007	2006

Assets
Participant-directed investments, at fair value	$309,492,445	$301,401,045
Receivables:
Employer contributions	277,058	1,260,671
Participants' contributions	-	387,191

Net assets available for benefits	$309,769,503	$303,048,907

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2007	2006

Additions:
Investment income:
Interest	$1,048,702	$679,981
Dividends	8,175,736	6,061,958
Net (depreciation) / appreciation in fair value of investments	(8,913,267)	17,120,127

	311,171	23,862,066

Contributions:
Employer	8,632,567	8,718,677
Participants	12,415,909	11,299,338
Participant roll-overs	1,906,499	6,526,927

	22,954,975	26,544,942

Total additions	23,266,146	50,407,008

Deductions:
Benefits paid to participants	16,346,682	17,305,422
Administrative fees	198,868	190,075

Total deductions	16,545,550	17,495,497

Net increase	6,720,596	32,911,511

Net assets available for benefits:
Beginning of year	303,048,907	270,137,396

End of year	$309,769,503	$303,048,907

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2007 and 2006

1. Significant Accounting Policies

   Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting. Benefits are recorded when paid.

   Investments. The Plan's investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI), mutual funds, common collective trusts and loans to participants. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Investments in common collective trusts are stated at fair value as determined by the issuer based on the fair value of the underlying investments. Changes in fair market value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Loans to participants are valued at cost.

Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

   Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 20% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant's contributions up to 6% of each participant's annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after such contributions are allocated to the participant's account.

   Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) CFBI's contributions and (b) plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.

   Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

   Payment of Benefits. In the event of disability, retirement or death, a participant or the participant's beneficiary will receive a lump-sum payment equal to the amount of the participant's vested account in the Plan and all amounts that have been allocated to the participant's plan account. In the event of termination of employment for any other reason, the participant is entitled to the vested portion of the participant's account in the Plan and all vested amounts that have been allocated to the participant's Plan account. Terminated participants are required to take a distribution upon reaching normal retirement age (currently 65). Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

   Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the amount reported in the Form 5500:

	December 31,

	2007	2006

Net assets available for benefits per the financial statements	$309,769,503	$303,048,907
Amounts allocated to withdrawing participants	(126,746)	(895,541)

Net assets available for benefits per the Form 5500	$309,642,757	$302,153,366

The following is a reconciliation of benefits paid to participants per the financial statements to the amount reported in the Form 5500:

	December 31,

	2007	2006

Benefits paid to participants per the financial statements	$16,346,682	$17,305,422
Amounts allocated to withdrawing participants at the end of the year	126,746	895,541
Amounts allocated to withdrawing participants at the end of the prior year	(895,541)	-

Benefits paid to participants per the Form 5500	$15,577,887	$18,200,963

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4. Income Tax Status

   The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination by the IRS, however, the Plan administrator does not believe the amendments affect the Plan's tax-qualified status. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Investments

The following presents individual investments that represent 5% or more of the Plan's net assets at year end:

	December 31,

	2007	2006

Cullen/Frost Bankers, Inc. common stock	$162,295,251	$175,273,845
Frost EB International Stock Fund	20,287,343	13,945,529
AIM Liquid Assets Money Market Fund	15,954,210	14,380,429

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) /appreciated in value during 2007 and 2006, as follows:

	December 31,

	2007	2006

Common collective trusts	$8,003,492	$8,409,239
Mutual funds	(734,338)	2,096,122
Common stock	(16,182,421)	6,614,766

	$(8,913,267)	$17,120,127

6. Party-In-Interest Transactions

   Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee, Frost National Bank; the Plan administrator/custodian, Reliance Trust Company's retirement services division effective June 1, 2007, and Invesco National Trust Company's retirement services division prior to June 1, 2007; and CFBI and its Affiliates, qualify as party-in-interest transactions.

   Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.

   Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

7. Risks and Uncertainties

   The Plan provides for various investments in common stock, mutual funds, common collective trusts, and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

8. New Accounting Standards

Statement of Financial Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Plan on January 1, 2008 and is not expected to have a significant impact on the Plan's financial statements.

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date		Current Value

Common Stock
*Cullen/Frost Bankers, Inc.	3,203,338	shares	$162,295,251

*Participant Loans	Interest rates ranging from 4.00% - 9.5%; varying maturity dates		11,776,526

Common/Collective Trusts
*Invesco Conservative Asset Allocation Trust	22,161	shares	656,422
*Invesco Moderate Asset Allocation Trust	211,732	shares	6,694,969
*Invesco Aggressive Asset Allocation Trust	108,385	shares	3,433,625
*Invesco 500 Index Trust	245,952	shares	9,786,416
*Frost EB Strategic Diversified Balanced Fund	106,166	shares	1,272,017
*Frost EB Low Duration Fund	142,131	shares	3,358,428
*Frost EB Kempner Deep Value Fund	201,710	shares	4,633,713
*Frost EB Fixed Income Fund	429,670	shares	6,633,182
*Frost EB Core Growth Fund	240,953	shares	14,803,099
*Frost EB Small Cap Stock Fund	264,183	shares	6,788,179
*Frost EB International Stock Fund	979,405	shares	20,287,343

			78,347,393

Mutual Funds
*AIM Liquid Assets Fund (Money Market)	15,954,210	shares	15,954,210
American Balanced Fund	487,092	shares	9,405,739
American Beacon Large Cap Value Fund	404,934	shares	9,066,479
American Funds AMCAP Fund	426,227	shares	8,592,730
Goldman Sachs Mid Cap Value Fund	227,113	shares	8,028,446
Bridgeway Aggressive Investors II Fund	180,915	shares	3,942,142
*AIM Real Estate Fund	50,919	shares	1,161,968
PIMCO Real Return Fund	84,084	shares	921,561
			57,073,275

			$309,492,445

* Denotes party-in-interest.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 23, 2008	By:	/s/ Emily Skillman

Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification